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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

                                          Commission File Number
                                                                 -------------

(Check One):
/X/Form 10-K / /Form 10-KSB / /Form 11-K / /Form 20-F / /Form 10-Q / /Form N-SAR

                 For Period Ended  September 27, 1997
                                  --------------------------------------------
/  / Transition Report on Form 10-K
/  / Transition Report on Form 10-K and Form 10-QSB
/  / Transition Report on Form 20-F
/  / Transition Report on Form N-SAR
/  / Transition Report on Form 11-K

                 For the Transition Period Ended
                                                 ------------------------------

   Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full name of registrant               Radius Inc.

Former name if applicable

Address of principal executive office (STREET AND NUMBER) 215 Moffett Park Drive

City, State and Zip Code             Sunnyvale, CA 94086

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PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

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/ /    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

   State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

   The registrant's annual report on Form 10-K could not be filed within the prescribed time period due to a lack of administrative resources at the registrant's offices as a result of the lay-off of personnel in October 1997.

   The registrant intends to file its fiscal 1997 Form 10-K with the Commission on or before the 15th calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification.

                (Name)                (Area Code)      (Telephone Number)

          Henry V. Morgan                (408)             541-5025

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       /X/ Yes  / / No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attached)

                 (Name of Registrant as Specified in Charter)

                                  Radius Inc.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  December 24, 1997                     By  /s/ Henry V. Morgan
    ---------------------------------------    ----------------------------
                                                    Henry V. Morgan
                                                    Senior Vice President,
                                                    Chief Financial Officer
                                                    and Secretary

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INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

ATTACHMENT FOR PART IV - OTHER INFORMATION

     The Company expects that its results of operations for the 1997 fiscal year will differ significantly from its results of operations for the 1996 fiscal year. Although reasonable estimates of these results can be made, the Company and its auditors must still complete a technical review of the financial statements as well as the Form 10-K. Due to decreased staffing levels during the lay-offs in October 1997, there are fewer Company personnel as well as other resources available to complete such reviews.

     The Company's unaudited results of operations for fiscal 1997 as compared to fiscal 1996 are expected to be as follows:

                                             1997               1996
                                             ----               ----
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)

CONSOLIDATED STATEMENTS OF
   OPERATIONS DATA:
Net sales                                 $  31,150          $   90,290
Cost of sales                                31,032              77,382
                                          ---------          ----------
   Gross profit                                 118              12,908
Operating expenses:
   Research and development                   5,002               7,478
   Selling, general and administrative       21,355              25,886
                                          ---------          ----------
       Total operating expenses              26,357              33,364
                                          ---------          ----------
Loss from operations                        (26,239)            (20,456)
Other income (expense) net                   30,600              24,032
Interest expense                             (2,777)             (3,736)
                                          ---------          ----------
Income (loss) before income taxes             1,584                (160)
Provision for income taxes                      316                 815
                                          ---------          ----------

Net income (loss)                         $   1,268          $     (975)
                                          ---------          ----------
                                          ---------          ----------

Preferred stock dividend                        272                   -
                                          ---------          ----------
Net income (loss) applicable to
   common shareholders                    $     996          $     (975)
                                          ---------          ----------
                                          ---------          ----------


Net income (loss) per common share        $    0.02          $    (0.05)
                                          ---------          ----------
                                          ---------          ----------
Common shares used in computing
net income (loss) per common share           55,223              21,251
                                          ---------          ----------
                                          ---------          ----------

     NET SALES. The Company's net sales for fiscal 1997 decreased 65.5% to $31.2 million from $90.3 million for fiscal 1996. The decline is due to the following factors: the Company's efforts to refocus its business on higher margin products; the divestiture of certain business units, such as its Color Hard Copy Group which had $7.0 million in sales for fiscal 1996; entering into exclusive distributor arrangements for Japan and Europe effective April 1, 1996 and July 1, 1996, respectively, which relationships provide for the Company to recognize as net sales, a percentage of the sales price of each product sold by those distributors as compared to the entire sales price of the product which was formerly recognized by the Company as net sales prior to the appointment of these distributors; uncertainty regarding the viability of the Apple Macintosh product line; and the slow

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development of the 3D graphics market due to limited applications software availability. As a result of these factors, product sales decreased 70.2% in fiscal 1997 from fiscal 1996. Commissions and royalties increased in fiscal 1997 by 125.5% to $4.9 million from $2.2 million in fiscal 1996 due to the exclusive distributor relationship in Europe and Japan and due to royalties paid by Umax Computer Corporation under their license agreement for the MacOS compatible systems signed in February 1996. Also as a result of the exclusive distributor relationship in Japan and Europe the Company's export sales for fiscal 1997 declined to 15.7% of net sales as compared to 50.7% of net sales for fiscal 1996.

    GROSS PROFIT. The Company's gross profit margin was 0.4% for fiscal 1997, as compared with 14.3% for fiscal 1996. Included in fiscal 1997 are one time charges of $9.7 million consisting principally of inventory write downs of $7.7 million reflecting current market conditions for the Company's products and reserves for excess purchase order commitments of $2.0 million for inventory in excess of anticipated demand. These changes reflect decreases in demand and the Company's decision to refocus its business. Included in fiscal 1996 was a one time charge of $3.5 million resulting from the Company's financial restructuring completed in September 1996. Excluding these one time charges, gross profit margin in fiscal 1997 was 31.5% compared to 18.3% in fiscal 1996.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses decreased from $7.5 million or 8.3% of net sales for fiscal 1996 to $5.0 million or 16.1% of net sales for fiscal 1997. The Company decreased its research and development expenses primarily by reducing expenses related to headcount resulting from the Company's efforts to refocus its business and business divestitures. The increase in research and development expenses expressed as a percentage of net sales for fiscal 1997, was primarily attributed to the decrease in net sales and the Company's refocusing on higher-end products, rather than high-volume lower-margin products.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased from $25.9 million or 28.7% of net sales for fiscal 1996 to $21.4 million or 68.6% of net sales for fiscal 1997. Included in these expenses for fiscal 1997 is a $2.6 million charge to increase the allowance for doubtful accounts due to accounts which the Company determined were unlikely to be collected in full. Included in these expenses for fiscal 1996 was a reduction of $0.9 million for a reduction in restructuring reserves to reflect the then current requirements. Adjusting for these charges and reductions, selling, general and administrative expenses would have been $18.8 million or 60.3% of net sales in fiscal 1997, compared to $26.8 million or 29.7% of net sales in fiscal 1996. The Company decreased its selling, general and administrative expenses primarily by reducing expenses related to headcount resulting from the Company's efforts to refocus its business and business divestitures. The increase in selling, general and administrative expenses expressed as a percentage of net sales was primarily attributed to the decrease in net sales and the Company's refocusing on higher-end products, rather than high-volume lower-margin products.

    OTHER INCOME (EXPENSE) NET. Other income was $30.5 million for fiscal 1997 compared to $24.0 million for fiscal 1996. The other income for fiscal 1997 was due to the sale of 996,875 shares of Splash Technology Holdings, Inc. common stock in August 1997. The other income in fiscal 1996 was primarily due to approximately $23.8 million resulting from the Company's divestitures of three business lines, including the Color Server Group.